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1290 Avenue of the Americas
New York, NY  10104
Dodie Kent
Vice President & Associate General Counsel
212-314-3970 (Tel.)
212-314-3959 (Fax)

November 16, 2009

VIA E-MAIL AND OVERNIGHT MAIL

Mr. Sonny Oh - Staff Attorney
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE:      AXA Equitable Life Insurance Company ("AXA Equitable")
         Separate Account 49 of AXA Equitable Life Insurance Company Retirement Cornerstone(SM) Series
         Pre-effective Amendment Nos. 4, 5 & 6 filed on Form N-4
         File Nos. 811-07659 and 333-160951

Dear Mr. Oh:

We are in receipt of your letter to our outside counsel, Christopher E. Palmer, dated November 13, 2009, regarding our pre-effective filings on October 15, 2009 and October 23, 2009, respectively. The purpose of this letter is to provide a response to the staff's additional comments on the Retirement Cornerstone(SM) Series prospectus dated November 13, 2009. We first set forth each specific staff comment and then provide our response. If applicable, we provide a page reference to revised disclosure in the prospectus that has been filed in Pre-Effective Amendment Nos. 4 & 5.

1.   GENERAL

COMMENT 1.A. Please confirm with the staff whether all versions of the contract are offered to any given offeree.

RESPONSE 1.A.

Any prospective contract owner may purchase any version of the contract. AXA Equitable and the distributors of the contract, AXA Advisors, LLC and AXA Distributors, LLC, offer each version of the contract to any prospective purchaser, subject to the purchaser qualifications set forth in the prospectus. See pages 19-37. To expand


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on the statements in the prospectus that certain selling broker-dealers may offer only certain versions of the contract, we have added language to the third paragraph of the cover-page and to the paragraph above "Other contracts" on page
13. We have also revised the paragraph above "Other contracts" on page 13 to be consistent with the language on the cover-page of the Prospectus.

COMMENT 1.B. Please confirm that "Index of key words and phrases" is accurate. For example, note the page number provided for "Non-Guaranteed benefit account value."

RESPONSE 1.B.

We confirm that the "Index of key words and phrases" is accurate.


PROSPECTUS

2.    FRONT COVER PAGE

COMMENT 2.A. To avoid confusion as to whether a description of all material provisions in fact describes all material rights and obligations under the contract, please revise the first sentence of the second paragraph to specifically note that the prospectus describes "all material features, benefits, rights and obligations."

RESPONSE 2.A.

We have modified the disclosure on the cover page accordingly.

COMMENT 2.B. Please highlight the last sentence of the paragraph preceding "Possible changes to the Custom Selection Rules" on page 41, and provide similar highlighted disclosure at end of last paragraph on page 2 as was originally provided in Pre-Effective Amendment No. 2.

RESPONSE 2.B.

We have bolded the disclosure noted by the staff now on page 50 and included it on Page 2 of the prospectus.

COMMENT 2.C. Please provide precedent for the proposed presentation of the relevant portfolios on an inserted page following the cover page.

RESPONSE 2.C.

The cover page includes both information specifically required by Form N-4 and information added to the cover page of the Company's variable annuity prospectuses over the years in response to staff comments. The amount of that information and other key information for persons considering the purchase of a contract is difficult to include in one single page while still keeping the font of a readable size and setting forth the


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information in a readable format. As noted in our October 15, 2009 response letter, we believe the proposed approach best balances the need for readability and the staff's request that each portfolio - rather than just the fund registrants - be listed.

Given similar considerations, other insurance companies have adopted approaches designed to convey the fund information in a manner reasonably designed to communicate key information to purchasers even though not every portfolio is listed on the cover page. See, e.g., Jackson National Separate Account - I, Reg. Nos. 333-70472 and 811-08664, 485B filing, SEC Accession No. 0000927730-09-000060, April 2, 2009 (portfolios listed on a second cover page); Hartford Life and Annuity Company Separate Account Seven, Reg. Nos. 333-159547 and 811-09295, 485B filing, SEC Accession No. 0001104659-09-051315, Aug. 24,
2009 (trust names only listed on first cover page).

We continue to believe the proposed cover page and listing of portfolios is the best implementation of the Form and its purposes because the presentation highlights key information before the potential purchaser reaches the body of the prospectus.

COMMENT 2.D. With respect to the footnote 1, please provide the disclosure, "expenses for a contract with the credit may be higher than expenses for a contract without the credit" (not other way around) in text of disclosure instead of as a footnote.

RESPONSE 2.D.

We have added a new second paragraph to the cover page to move the disclosure in footnote 1 into the body of the prospectus and to add the disclosure recommended by the staff as the last sentence to that paragraph. Footnote (2) is now footnote (+).


3. SERIES AT A GLANCE - KEY FEATURES (PAGE 10)

COMMENT 3.A. Under "Contribution amounts" on page 11, please disclose the maximum contribution limits or at least provide a cross-reference to the fuller discussion of them that you have noted is provided later.

RESPONSE 3.A.

In the bulleted statement following the table on page 11, we have added the appropriate cross-reference to the section of the prospectus that discloses the contribution limitations under the contracts.

COMMENT 3.B. With respect to the disclosure of certain features under "Additional features" currently marked as not available, the staff believes that the disclosure could be misleading. Accordingly, please delete disclosure of those options not available until Dec. 1, 2010.

RESPONSE 3.B.


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As noted in our October 15, 2009 response letter, contract owners will be able, at time of purchase, to elect the optional rebalancing program or the systematic account sweep program (the "Programs"). As noted in the prospectus and the enrollment documents, although the Programs will not be immediately effective, purchasers will have the option - at the time of the initial contract purchase - to elect these Programs. Therefore, since contract purchasers may decide at the time of contract purchase to elect the Programs, we believe it is important to include disclosure about these Programs at the launch of the contract.

We have revised the footnote on page 12 to clarify the availability of these Programs.

4. FEE TABLE (PAGE 13)

COMMENT 4.A. With respect to footnote 3, please clarify what is meant by the statement that the charge is deducted from each investment option from which each transfer is made on a pro rata basis. The disclosure seems to suggest that if there is more than one transfer requested on the same day, then all of those transfers will only count as one transfer for purposes of the charge.

RESPONSE 4.A.

There is no pro rata deduction for the purpose of assessing the charge; therefore, we have removed the reference. Additionally, a fee may be imposed for each transfer in excess of the number of free transfers permitted at the time of the transfer request. If applicable, the fee is applied to each transfer from one investment option to another.

Accordingly, footnote 3 on page 15 and the paragraph under "Transfer charge" in "the "Charges and expenses" section on page 81 have been revised.

COMMENT 4.B. For the Return of Principal death benefit, just state "no charge" to remove any ambiguity, i.e., 0.00% could be current rate and be subject to future charge. For the Annual Ratchet charge, even if the percentage is fixed, then it is still representative of a maximum charge.

RESPONSE 4.B.

We have revised the Fee Table to disclose "No Charge" for the Return of Principal death benefit and we have added the parenthetical "(current and maximum)" next to the charge for the Annual Ratchet. See page 13.

COMMENT 4.C.   EXAMPLES (PAGE 15)

     i. Please reconcile the statement in the third paragraph of the narrative preceding the first set of examples and the statement in the second paragraph of the narrative preceding the second set of examples that withdrawal charges do not apply to the

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         guaranteed interest option or allocations to the Special DCA accounts
         (as available) with the fuller discussion of the withdrawal charge on page 70.

         Please note that examples to be added are subject to further review.

RESPONSE  4.C.I

Withdrawal charges do apply to amounts allocated to a Special DCA program, as well as amounts allocated to the guaranteed interest account. The disclosure was not intended to state otherwise. The parenthetical following "the withdrawal charge" was intended to reflect the fact that certain contracts covered by this prospectus impose a withdrawal charge, as well as the possibility that certain contributions attributable to the guaranteed interest account may in fact be beyond the withdrawal charge period at the time of the surrender. We have revised the disclosure on Prospectus pages 16 and 17, respectively, in an effort to provide more clarity regarding the withdrawal charge reference.


COMMENT 4.C.II

In the second to last sentence of the second paragraph, please clarify that the "charge" applied is the maximum charge applicable to a Roll-up benefit base reset and also incorporate your response to comment 4.d.iii in your October 23, 2009, letter into the second paragraph to better explain to the reader the basis for employing the 8% Annual Roll-Up rate.

Please also advise the staff as where in the prospectus it states that the Company reserves the right to declare an Annual Roll-up rate in excess of 8%.

RESPONSE 4.C.II

We have revised the disclosure on page 16 of the prospectus to clarify that the example assumes the maximum charges applicable to the Roll-up benefit bases. We have also amended the disclosure to reflect the substance of our October 23, 2009 response to your Comment 4.d.iii.

Please further note that we have clarified on Page 59 of the prospectus that we reserve the right to declare an Annual Roll-up rate in excess of the highest minimum Annual Roll-up rate of 8%.


5. WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT? (PAGE 37)

Comment 5. Please insert "Special DCA programs" in lieu of the last part of the last sentence of the first paragraph on page 38 beginning with "dollar."

RESPONSE 5.

We have modified the sentence accordingly. See page 40.


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6. CUSTOM SELECTION RULES (APPLICABLE TO GUARANTEED BENEFIT ACCOUNT VALUE ONLY
   (PAGE 40)

COMMENT 6. In the "possible changes to the Custom Selection Rules" section on page 41, the second paragraph appears to contradict the third paragraph in terms of how a change to Custom Selection Rules impacts existing monies as opposed to subsequent contributions and transfers as well as existing allocation instructions.


RESPONSE 6.

We have revised the disclosure on page 50 of the prospectus to further clarify the effect of new custom selection rules on existing allocations; subsequent contributions; and transfers.


7.  OUR SPECIAL DCA PROGRAMS (PAGE 42)

COMMENT 7. With respect to your response to comment 8.e. in your October 15, 2009, letter, please reconcile the changes made to the sixth bullet point on page 43 with all other applicable sections of the prospectus, e.g., the preceding first and fifth bullet points.

RESPONSE 7.

This section has been modified and reorganized to clarify the rules for allocating amounts to a Special DCA program that are designated for the Guaranteed benefit variable investment options, the Non-Guaranteed benefit variable investment options and/or the guaranteed interest option. See page 52.


8. CREDITS (FOR SERIES CP CONTRACTS) (PAGE 44)

COMMENT 8.A. Please clarify with the staff whether the contract in this prospectus is a "2006 Amended Contract" within the meaning of the 2006 order, and if not, why the registrant believes it is otherwise "substantially similar in all material respects" to the 2006 Amended Contract.

RESPONSE 8.A.

We do not view the Retirement Cornerstone contract as a "2006 Amended Contract" within the meaning of the most recent order. See Rel. No. IC-27241 (July 20, 2006) (notice, Rel. No. IC_27447 (Aug. 18, 2006) (order) (the "2006 Order")). We do, however, view the Retirement Cornerstone contract as "substantially similar in all material respects" to the 2006 Order. As noted in our October 15, 2009 response letter, the credit under the Retirement Cornerstone contract can be recaptured in only four identified circumstances, and all four of those circumstances were permitted by the 2006 Order. Moreover, the Retirement Cornerstone contract provides for a 5% credit, which is less than the 6% credit permitted by the 2006 Order. Based on our discussions with the staff since the initial order was obtained in 1999, we understand that the "substantially similar in all material respects" provision should be viewed with two keys aspects in mind: (1)


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the circumstances under which the credit may be recaptured and (2) the amount of the credit that may be recaptured. This approach makes sense because the exemptive order is required to recapture the credit, is not required to grant the credit, and is not related to the other features of the contract.

COMMENT 8.B. Please expand on how the recapture of the Credit will affect the amount to be returned to the contract owner in the case of exercising the right to cancel including incorporating the asterisk footnote into the text of the prospectus. Moreover, based upon expanded disclosure following "For example:" please confirm with the staff whether recapture due to death is still applicable, i.e., Credit does not go into calculation of benefit bases as reiterated in second paragraph on page 46.

RESPONSE 8.B.

We have revised the disclosure in the "Credits (for CP(SM) contracts)" by moving (and revising) disclosure that was previously in the (*) footnote into the body of the Prospectus on page 54.

We confirm that that the credit will still be recaptured within the first year after the application of the credit in certain instances. In the "Contract features and benefits" section under the heading entitled "Credits," the third bullet under the provision "In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations" states:

      o "If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit."

The example following that bullet confirms the point: "If you...(iii) die during the one-year period following the receipt of the contribution, we will recapture the entire credit..."

As the comment notes, the prospectus states that the credit is not included in any of the benefit bases. (See page 54) That statement makes a different point: the credit is never considered part of the benefit bases, even beyond the first year. The credit, however, will be recaptured within the first year even if the death benefit is based on account value.

Please see page 54 for some modifications intended to clarify this point.


9.   GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED INCOME BENEFIT BASE (PAGE
     45)

COMMENT 9.A. Please insert " Guaranteed " in between "Your" and "benefit" in the second to last sentence of the first paragraph under this section. In the "Annual Ratchet to age 85 benefit base/Annual Ratchet to age 95 benefit base" sub-section on page 46, please define " Annual Ratchet benefit base."

RESPONSE 9.A


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We have inserted the word "Guaranteed" as requested. Also, we have added and revised disclosure in this section to more clearly define "Annual Ratchet benefit base." Please see prospectus page 55.


COMMENT 9.B. The prospectus notes in the first paragraph of the "How withdrawals affect your Guaranteed benefits" section on page 47 that "[i]n general, withdrawals from [an investor' s] Guaranteed benefit account value will reduce [the investor's] Guaranteed benefit bases [which includes the Guaranteed income benefit base] on a pro-rata basis." The prospectus later notes in the same section that withdrawals "always" reduce the Annual Ratchet benefit base (which, as noted in an entirely different section, is a component of the Guaranteed income benefit base) on a pro rata basis.

However, in that same section the prospectus notes that an excess withdrawal of the Annual Withdrawal Amount reduces the Roll up benefit bases (which includes the GIB Roll up benefit base) on a pro rata basis. In addition, the prospectus notes later, on page 49, that withdrawals of up to the Annual Withdrawal amount do not reduce the GIB Roll up benefit base.

While the statements in the second paragraph may technically be accurate, there remains a significant problem with the disclosure. A careful reading of the prospectus indicates that a compliant withdrawal may lead to a pro-rata reduction in the Guaranteed income benefit base, at least where the Annual Ratchet base was larger than the Roll up base prior to the withdrawal. Please confirm with the staff whether this is the case and, if so, revise the prospectus to make this absolutely clear.

In this case, please also note that an investor must refer to multiple pages to understand this consequence. The Annual Withdrawal Amount and the Annual Roll up amount and annual benefit base adjustment sections currently discusses the effect of withdrawals on the Roll up base, omitting entirely how withdrawals affect the Annual Ratchet component of the Guaranteed income benefit base. These sections must be revised to avoid misleading the investor as to the effect of a withdrawal, both compliant and noncompliant, on the base that matters the most, i.e., the Guaranteed income benefit base and not just one of the components of that base.

Separately, we note that the "How withdrawals affect your Guaranteed benefits" section on page 47 indicates the pro-rata nature of many withdrawals. However, it would be helpful to clarify in plain English the consequence of this type of deduction, i.e., the amount of the deduction exceeds the amount of the withdrawal if the account value is below the Guaranteed base. Please revise this section accordingly.

RESPONSE 9.B.

We have revised the prospectus, as appropriate, to reflect that a withdrawal that is not in excess of the Annual withdrawal amount may lead to a pro-rata reduction in the GIB benefit base, if the Annual Ratchet benefit base is greater than the GIB Roll-up benefit base at the time of the withdrawal. We have also added a description of the effect of all withdrawals on the GIB benefit base. In connection with this disclosure, we have clarified that the GIB both guarantees, subject to certain restrictions, annual lifetime


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payments and allows you to take certain withdrawals that do not reduce your GIB benefit base. Please see pages 11, 57, 58 and 59.

We have also inserted a clarifying sentence regarding the effect of a pro rata withdrawal on page 57 of the prospectus.


PLEASE ALSO MAKE THE FOLLOWING CLARIFICATIONS:

     COMMENT 9.B.I. Please use the term "Roll-Up benefit bases" as defined in the last sub-caption on page 46, for example, note the use of the term in the singular in the first sentence under "GIB and 'Greater of death base reset" on the next page.

     RESPONSE 9.B.I

     When we are referring to BOTH the GIB Roll-up benefit base and the Roll-up to age 85 benefit base, we refer to both collectively as the Roll-up benefit bases. When we are referring to them singularly, as is necessary when we are providing disclosure that does not apply to both, we refer to the GIB Roll-up benefit base and the Roll-up to age 85 benefit base, respectively. Since the GIB Roll-up benefit base and Roll-up to age 85 benefit base resets do not operate identically, we have opted to call this section (to which you refer in your comment) "GIB and Roll-up to age 85 benefit base reset," as opposed to "Roll-up benefit bases reset." We have also slightly modified this section to reflect the Roll-up benefit base in plural where appropriate. Please see page 56 of the prospectus.

     COMMENT 9.B.II. In the first paragraph on page 48, please clarify the term "current benefit," i.e., the term "current Guaranteed benefit base" may be more accurate.

     RESPONSE 9.B.II

     We have changed "current benefit" to "current Guaranteed benefit bases" on page 57 of the prospectus.

     COMMENT 9.B.III. Please expand the fourth full paragraph on page 48 to properly account for the GIB Roll-up benefit base, i.e., should have corresponding disclosure for GIB Roll-up benefit base but based on age 95. Please apply the same to the first paragraph on page 50, i.e., should have corresponding disclosure for GIB Roll-Up benefit base but based on age 95.

     RESPONSE 9.B.III.

     We have revised the disclosure on page 57 of the prospectus to further clarify the effect of the various withdrawal types on the Roll-up benefit bases. This is the same modification discussed below in our response to Comment 10(g).

     We have also added corresponding disclosure relative to the GIB benefit base on page 59 of the prospectus.


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     COMMENT 9.B.IV. Although the example of Excess Withdrawals on page 50 reflects, among other things, the effects of an Excess Withdrawal, please revise the example in better plain English. For example, information regarding initial contribution amounts, the transfer amount in the third year, and the Annual Roll-Up rate is given, yet, the example jumps to year five and provides the GIB Roll-Up benefit base without necessarily explaining how it got to that value.

     RESPONSE 9.B.IV.

     We have revised both the example and disclosure on page 60 in response to your comment.

COMMENT 9.C. With respect to the fourth paragraph of the section entitled "Guaranteed minimum death benefit and Guaranteed minimum income benefit base " on page 46, please provide examples to better explain the given disclosure. Moreover, please disclose treatment of earnings in this section as well as the cross-referenced section and disclose last sentence of cross-referenced section earlier in both sections.

RESPONSE 9.C.

We have modified the fourth paragraph on page 55 to provide for a cross-reference to the example provided on page 56. In addition, we have clarified in both sections (pages 55 and 56) that earnings from credit amounts are included in the Guaranteed benefit bases.

We have further clarified in both section, again on pages 55 and 56, that amounts credited to contributions to the Non-Guaranteed benefit account value will be transferred first when transferring amounts from the Non-Guaranteed benefit account value to the Guaranteed benefit account value.


10. GUARANTEED INCOME BENEFITS (PAGE 48)

COMMENT 10.A. In anticipation of a further amendment to the registration statement that the staff expects would lay out a complete set of examples for the numerous calculations described in the prospectus, the staff points out that there are twelve different examples the registrant should provide, either in the prospectus or in an Appendix, to demonstrate the calculations described on two pages of the prospectus, pages 49 and 50. In addition, the calculation of each derived value that is assumed for purposes of any example should be clearly explained. The examples requested from these two pages are:

          i. The effect of Subsequent Contribution on GIB and Annual withdrawal amount when Annual Ratchet is higher than Roll up and when Annual Ratchet is lower , both in the circumstance when the base is higher than account value and when it is lower
          ii. The effect of Compliant Withdrawal on GIB and Annual withdrawal amount when Annual Ratchet is higher and lower, in both account value circumstances


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          iii. The effect of Excess Withdrawal on GIB and Annual withdrawal amount when Annual Ratchet is higher and lower, in both account value circumstances.

These examples should include calculations of the Roll-Up base and Annual withdrawal amount where contributions are made both during and before the prior four year period that the Annual Withdrawal Amount section states is used to exclude contributions to the benefit base.

RESPONSE 10.A.I

Please note that in no case is the Annual withdrawal amount impacted by an increase or decrease in the Annual Ratchet to age 95 benefit base. As disclosed throughout the Prospectus, the Annual withdrawal amount is calculated by applying the Annual Roll-up rate to the GIB Roll-up benefit base on the most recent contract date anniversary.

Likewise, a subsequent contribution will always increase the GIB benefit base on a dollar-for-dollar basis under all circumstances outlined in your comment. For this reason, we do not believe that providing such examples would be helpful to an investor. Moreover, we feel like this is appropriately discussed in the section entitled "Guaranteed minimum death benefit and Guarantee income benefit base" on page 55.

Nevertheless, we have added one example of the effect of subsequent contributions on each Guaranteed benefit base, as well as on the Annual withdrawal amount, in new Appendix VI. We also want to remind the staff of the example provided in the Prospectus on page 60 that illustrates the effect of subsequent contributions on the Annual withdrawal amount.

Finally, we want to note that we believe the intent of this request is to show the relationship among the account value and the Annual Ratchet benefit base and the Roll-up benefit base. We have now provided numerous examples of those relationships in Appendix VI. Please note that subsequent contributions do not change the workings of those relationships.

RESPONSE 10.A.II

We have provided several examples, as requested. Please see Appendix VI. Please note our response to Comment 10.a.i above with regard your request to include contributions made both during and before the prior four years. While we have provided one such example (see Appendix VI), as well as the example in the prospectus, we believe that providing multiple examples that include subsequent contributions would be repetitive and of limited utility.

RESPONSE 10.A.III

We have provided several examples, as requested. Please see new Appendix VI. Please note our response to Comment 10.a.i and 10.a.ii above with regard your request to include contributions.


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COMMENT 10.B. The fifth paragraph should make clear whether an investor has the right to withdraw funds in excess of the Annual withdrawal amount and any consequences of doing so.

RESPONSE 10.B.

We have modified the paragraph to clarify that an investor may withdraw an amount in excess of the Annual withdrawal amount and that any portion of the withdrawal in excess of the Annual withdrawal amount will be subject to Excess withdrawal treatment. See page 58.

COMMENT 10.C. Please address what happens in the first five contract years under "Guaranteed income benefit" on page 43. Please revise example in better plain English and not comment 11.a. above with respect to any examples provided.

RESPONSE 10.C.

We have modified the paragraph to clarify what happens in the first five contract years. See page 58.

COMMENT 10.D. In the "Annual Roll up rate" section on page 49, please add that the rate is also used to calculate the Annual withdrawal amount as stated under "Annual withdrawal amount" or clarify the distinction.

RESPONSE 10.D.

We have modified the section to reflect that the Annual Roll up rate is also used to calculate the Annual withdrawal amount. See page 59.

COMMENT 10.E. In the "Annual Roll-up amount and annual benefit base adjustment" example provided on page 50, please revise the example in better plain English, and in particular, explain how the one half used to determine the pro rated amount was determined. In addition to providing an example, the second to last bullet point on page 49 should also explain what is meant by the term "prorated" and how it is applied, e.g. based on months and if so, the effect of contributions made in middle of the month.

RESPONSE 10.E.

We have modified the disclosure accordingly starting on page 60. Please also see our response to Comment 9.b.iv above.

COMMENT 10.F. In the last bullet point on page 49, please specify whether the deduction of Annual withdrawal amounts will result in a dollar-for-dollar or a pro rata reduction.

RESPONSE 10.F.

We have modified the bullet to state that the deduction of the Annual withdrawal amount will result in a dollar-for-dollar reduction of the Annual Roll-up amount. See page 60.


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COMMENT 10.G. In light of revised disclosure under "Annual withdrawal amount" on page 49 and the last three paragraphs under "How withdrawals affect your Guaranteed benefits" on page 48, please disclose the differences, if any, in how withdrawals up to and exceeding the Annual Withdrawal Amount; and/or after the beginning of the sixth year; and/ or beginning at age 86 affect the Roll-Up benefit bases, respectively for the GIB and "greater of" death benefit.

RESPONSE 10.G.

We have revised the disclosure on page 57 of the prospectus to further clarify the effect of the various withdrawal types on the Roll-up benefit bases. We have also added disclosure on page 58 regarding the Roll-up to age 85 benefit base.

COMMENT 10.H. The disclosure in the second paragraph under "Guaranteed minimum death benefits" on page 52 clarifies that the election of the GIB does not require the election of a Guaranteed minimum death benefit. However, the "Greater of death benefit can only be elected in combination with the GIB. Please note this in summary on page 10.

RESPONSE 10.H.

We have modified the third bulleted statement in the summary on page 11 accordingly.

11.      LIFETIME GIP PAYMENTS (PAGE 50)

The hypothetical illustrations to be provided in Appendix III of the prospectus will be still subject to further review; otherwise, please note following comments on revised disclosure under "Lifetime GIP payments" on pages 50-52.

COMMENT 11.A. Based on the second paragraph, it appears that functionally the single owner and jointly owned contracts are the same in terms of the ability to choose life payments based on single or joint lives. Therefore, please expand the disclosure to explain any differences between the options and why an owner would elect one over the other.

RESPONSE 11.A.

We have modified the disclosure accordingly in the first full paragraph on page 61 to clarify why an owner would select either single or joint life Lifetime GIB payouts.

COMMENT 11.B. In item (ii) of the second item list at the end of page 50, please clarify what kinds of changes could be made, including the election of payment based on a joint life.

Please make corresponding changes to item (ii) of next item list on page 51.

RESPONSE 11.B.


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We have modified these items accordingly. See page 61.

COMMENT 11.C. In same item list on page 51, please clarify what is meant by a "GIB payout kit."

RESPONSE 11.C.

We have modified the item to clarify what is meant by "GIB payout kit." See page 61.

COMMENT 11.D. In the next item list beginning at the end of page 51, please prominently disclose the substance of item (ii) and (iii) earlier in the prospectus as well as later in the "Accessing your money." Please also provide an example of the workings of item (ii).

RESPONSE 11.D.

We believe the initial placement of this disclosure is appropriate in this section, which fully describes Lifetime GIB payments.

We have provided an example of the workings of item (ii) on page 62 as requested.

Please see page 79 in "Acessing your money" under "Annuity maturity date" for virtually the same disclosure related to items (ii) and (iii).

COMMENT 11.E. Under item (iv) of the same item list at the end of page 51, please distinguish which death benefits are being referred to as was done in item (vii) and (viii), respectively, in the prior two item lists.

RESPONSE 11.E.

We have modified item (iv) to clarify which death benefits are being discussed. See page 62.

COMMENT 11.F. The distinction pointed out in the second paragraph on page 52 regarding the deduction of charges as withdrawals should be disclosed in the beginning of this section and expanded upon in terms of whether deductions of charges may count as Excess Withdrawals.

RESPONSE 11.F.

We have modified this discussion accordingly. See page 60.


12.  DROPPING A GUARANTEED BENEFIT (PAGE 52)

COMMENT 12. Based on third bullet point of this section, the eighth bullet point under "Additional features" in "Retirement Cornerstone(SM) Series at a glance - key features" on page 12 should be revised to state that "this option is available only at the end of the withdrawal period, which may extend for several years."

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RESPONSE 12.

We have modified the discussion on page 12 accordingly.

13.  INHERITED IRA BENEFICIARY CONTINUATION CONTRACT (PAGE 53)

COMMENT 13. The first paragraph describes in long detail the people who may purchase this contract, and then notes in the middle of the paragraph that tax advice should be sought. For clarity, please highlight in bold in the beginning of the section that the contract is intended only for a limited set of purchasers and a limited set of circumstances and that, even if a purchaser qualifies, tax advice should he sought.

Also, in second to last sentence of the third paragraph, please insert "traditional or Roth" between "original" and "IRA".

RESPONSE 13.

We have bolded and moved the text accordingly. See page 63. We also modified the second to last sentence of the third paragraph, as requested. See page 64.


14. TRANSFERRING YOUR ACCOUNT VALUE (PAGE 57)

COMMENT 14. In the highlighted second to last sentence of the third bullet point please confirm and clarify whether contributions to the Guaranteed benefit account value are now permitted or if subsequent contributions are only permitted for the Non-Guaranteed benefit account values.

Please also confirm with the staff where the disclosure with respect to the substance of the sentence is provided earlier in the prospectus.

RESPONSE 14.

We have modified the highlighted disclosure to clarify that contributions to the Guaranteed benefit account value are not permitted following a withdrawal from the Guaranteed benefit account value. Transfers from the Non-Guaranteed benefit account value to the Guaranteed benefit account value will be permitted, however, until such time a contribution to the Non-Guaranteed benefit account value is made. See page 68.

The tables in the section entitled "How you can purchase and contribute to your contract" contains the substance of this disclosure. We have also modified the lead in to the tables to include this disclosure. See page 19.


15. WITHDRAWING YOUR ACCOUNT VALUE (PAGE 61)

Comment 15.a. The prospectus notes at the end of the new first paragraph of the Maximum payment plan subsection on page 61 that the payment amount may increase or


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decrease annually as the result of a "Roll up benefit base reset" The examples provided in Appendix V do not clearly indicate the adverse effect of such a reset and need to be revised to do so. If in fact even compliant withdrawals reduce the Annual Ratchet base on a pro rata basis then the prospectus must also include examples that demonstrate the effect on the GIB and the automatic payments as a consequence of the reduction. This comment also applies to systematic withdrawals as described on pages 62 through 64 as well.

RESPONSE 15.A

We have revised the disclosure, starting on page 72, under the sections entitled "Maximum payment plan" and "Customized payment plan" to clarify that payment amounts can increase or decrease annually as a result of a change in the Annual Roll-up rate. We have further clarified that payment amounts can only increase as a result of a Roll-up benefit base reset. In effect, there is no adverse effect to a reset.

We have revised the examples in Appendix V to include a column that illustrates the effect of withdrawals on the Annual Ratchet benefit base.

PLEASE ALSO MAKE THE FOLLOWING CLARIFICATIONS:

     COMMENT 15.A.I. For the fixed percentage options (i) through (iii) under "Customized payment plan," please clarify that the applicable percentage is multiplied by the GIB benefit base (as adjusted).

     RESPONSE 15.A.I.

     We have modified the first paragraph of the "Customized payment plan" section, starting on page 72, to clarify that for options based on a withdrawal percentage (items (i)-(iii)), the specified percentage is applied to the most recent GIB Roll-up benefit base on the most recent contract date anniversary, less transfers (other than amounts representing credits) and contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program made in any of the prior four contract years.


     COMMENT 15.A.II. Please add disclosure to items (i), (iii), and (v) corresponding to the last sentence under item (ii). Moreover, given that both items (i) and (ii) are based on fixed percentages, please confirm accuracy of the last sentence under item (i) with respect to the "a change in the Annual Roll-Up rate" impacting the amount of payment.


     RESPONSE 15.A.II.

     We have moved this sentence to the lead-in that precedes the listing of the payment options on page 73, and we have modified it in accordance with our response to Comment 15.a.


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     COMMENT 15.A.III. Mathematically, the second sentence under item (ii) does appear possible, e.g., if you set the percentage to be higher than 4%, the resulting amount to be withdrawn would always be greater than the resulting amount basal on 4%. Therefore, revise the sentence to state that the percentage can not be lower than the guaranteed minimum rate, 4%.

     RESPONSE 15.A.III.

     We have revised the sentence to reflect that the percentage cannot be lower than 4%. See page 73.

     COMMENT 15.A.IV. Please clarify from where the "maximum amount" will be derived from if there is insufficient value to pay the requested fixed dollar or fixed percentage withdrawal. If tram the Guaranteed benefit account value, please also add disclosure regarding the risk that the withdrawal may result in Excess Withdrawals.

     RESPONSE 15.A.IV.

     We have modified this section to clarify that this payment option will never deduct more than the Annual withdrawal amount from the Guaranteed benefit account value. Therefore, there is no risk of Excess withdrawal treatment. If the Non-Guaranteed benefit account value is insufficient to cover the withdrawal amount, the maximum amount that will be paid is the Annual withdrawal amount and any remaining amounts in the Non-Guaranteed benefit account value. This is clarified on page 73.

     COMMENT 15.A.V. As with Appendix II above, please revise Appendix V by employing more plain English narrative in order to more clearly explain how the amounts of withdrawals have been determined.

     RESPONSE 15.A.V.

     We have revised Appendix V to include narrative disclosure that describes the calculation of the withdrawal amounts for each payment plan. See Appendix V.

     COMMENT 15.B. In the second paragraph under "Systematic withdrawals" on page 57, please stake it clear that the limits apply when withdrawal charges are applicable and highlight the second sentence of the third paragraph.

     RESPONSE 15.B.

     We have modified the disclosure to clarify that the limits apply when the contract is subject to withdrawal charges. The second sentence in the third paragraph has been highlighted. See page 73.

     COMMENT 15.C. The disclosure in the "Surrendering your contract to receive its cash value" subsection on page 65 still requires clarification. The disclosure does not adequately distinguish between a surrender before as opposed to after GIB annuity


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     payments have begun. For example, the first paragraph is very clear that it addresses a surrender "before you begin [presumably GIB] annuity payments" whereas the second paragraph is not as clear.

     Any further revisions should be consistent with rest of prospectus.

     RESPONSE 15.C.

     The entire section is intended to address a request to surrender a contract for its cash value prior to the start of annuity payments, whether those payments are in connection with GIB or one of our other annuity payout options. We have modified the section to further clarify this disclosure. See page 76.


16. YOUR ANNUITY PAYOUT OPTIONS (PAGE 65)

COMMENT 16.A. In the second paragraph, please disclose what notice, if any, the registrant will provide to the investors in advance of the registrant converting their contract on the maturity to the default annuity payout option if an investor has not made an affirmative choice.

In the next sentence under "Annuity maturity date" on page 67, please also clarify what the notice will disclose.

RESPONSE 16.A.

The notice, which is provided one year from the annuity maturity date, will include the maturity date, the available annuity payout options, and the availability of a lump sum payment. The notice will also identify the default payout option. We have modified the disclosure accordingly. See page 79.

COMMENT 16.B. The third paragraph discloses that the registrant reserves the right to change the guaranteed annuity purchase rates and you have previously indicated that investors will be given at least 30 days advance written notice of such an occurrence. Please disclose this fact as well as details as to how new annuity purchase factors would be applied, i.e., in prior response, you indicated that you "will only change annuity purchase factors for new contributions." However, given that partial annuitizations are not permitted under the contract, how would this work?

Moreover, given the impact that a lower rate could have on a contract owner, we urge the registrant to consider providing a longer notice period.

RESPONSE 16.B.

In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When the contract is annuitized, we would calculate the payments by applying the applicable purchase factors to the applicable "account values." We will provide 60 days advance written notice of such a change. Please see the modified disclosure on page 77.


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COMMENT 16.C. The prospectus notes that the Income Manager payout option is described in a separate prospectus, and refers to other payout options as "payout option contracts." Please revise at the front of the section that payout options may involve the purchase of a separate security and identify all such securities in the beginning, of the section. Please also provide the staff with your basis/authority under Section 11 of the Investment Company Act of 1940 to offer such securities.

 In addition, the prospectus states on pages 65 and 66 that you offer "variable payout options," but no further reference is made to these options other than references to "Variable Immediate Annuity" payout options. The prospectus then notes on page 66 that these "Variable Immediate Annuity" options are sold under a separate prospectus.

Please confirm with the staff whether any variable annuity payout options are being offered under this prospectus. If not, please revise the prospectus to note in the beginning of the payout section that the prospectus offers only fixed payout options- In this case, please also revise any references to offers of variable payout options to clarity that those options are available only under a separate prospectus- Further, please clarify that the "Variable Immediate Annuity" and "Income Manager" payout options are the only variable annuity payout options that the insurer offers to purchasers of this contract. Finally, please confirm whether the default annuitization options described on page 67 are fixed annuities.

RESPONSE 16.C.

We have modified the introductory paragraph of the section entitled "Your annuity payout options" on page 76.

To the extent that the selection of the Variable Immediate Annuity contract involves an exchange of variable annuity contracts subject to Section 11 of the 1940 Act, the exchange is permitted by Rule 11a-2. Most notably, no withdrawal charge is imposed in connection with selecting the Variable Immediate Annuity contract, and the Variable Immediate Annuity contract does not impose a contingent deferred sales load. The $350 administrative fee is a charge under the Variable Immediate Annuity contract, not under the Retirement Cornerstone(SM) contract covered by this registration statement. AXA Equitable has traditionally included information regarding the $350 administrative fee in product prospectuses in response to prior comments from the SEC staff.

Interests under the Income Manager contract are registered under the Securities Act of 1933, but the contract is not issued in connection with any separate account registered under the 1940 Act. Therefore, even if the selection of the Income Manager contract involves an exchange of contracts, it does not involve an exchange from one registered investment company to another registered investment company and therefore is not subject to Section 11 of the 1940 Act.

No variable annuity payout options are being offered by this prospectus. The only variable payout options available to Retirement Cornerstone contract owners is that provided by a separate contract - the Variable Immediate Annuity contract. We have revised the annuity payout section to clarify that point. See page 76.


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The default annuitization options are fixed options. We have clarified that point on page 79.


17.  PAYMENT OF DEATH BENEFIT (PAGE 74)

COMMENT 17. Please expand the last paragraph on page 77 to not only list factors to consider but how each factor would affect the decision to elect one option over the other.

RESPONSE 17.

We believe it is not appropriate for the registrant to provide its evaluation as to how each factor affects the decision to elect one option over the other. As we state in the prospectus on page 88, we believe the contract owner in consultation with his/her tax adviser should do this analysis.


18.  APPENDICES

COMMENT 18. Please note that any appendices to be subsequently filed by pre-effective amendment will be subject to further staff review.

RESPONSE 18.

We understand that any appendices in Pre-Effective Amendment No. 4, 5 and 6 will be subject to further review by the staff.


19.  FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

COMMENT 19. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE 19.

Pre-Effective Amendment Nos. 4, 5 and 6 includes additional Exhibits. Due to size limitations, the Exhibits are being filed in three separate amendment filings. Financial Statements and other required disclosures have already been included in Pre-Effective Amendment No. 3, which was filed on October 23, 2009.

OTHER EDITS TO THE PROSPECTUS

Please note that the following additional edits have been made to the Prospectus since the last pre-effective amendment was filed.

o On the cover page disclosure was added to the third paragraph clarifying our policy regarding limitations on contributions and transfers. This clarification is restated on pages 19-37, 49, 50 and 52.

o The line-up of variable investment options available with this product has been included on page 2. A table listing the Non-Guaranteed benefit variable investment options has been included on pages 39 and 40. A table listing the portfolios, share classes, objectives and investment managers has been added on pages 41-48.

o A cross-reference to our "Disruptive transfer activity" section was moved into a separate bullet on page 68.

o    Minor edits were made globally to correct grammatical inconsistencies.

o    "Appendix III: Hypothetical illustrations" now contains examples.

o State variations were added for Connecticut, Maryland and Washington in Appendix IV.

These Pre-Effective Amendment will include any necessary representations.

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with this filing.


                                  Yours truly,


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                                   /s/Dodie Kent
                                   ------------------
                                   Dodie Kent


Cc:  Christopher E. Palmer, Esq.















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